FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of July, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement in relation to

(1) Estimated Loss in 2008 Interim Results;

(2) Power Generation Increases 13.43% in the First Half Year of 2008; and

(3) Resumption of trading in the H Shares;

Each of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on July 15, 2008.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date:    July 16, 2008

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Announcement in relation to
(1) Estimated Loss in 2008 Interim Results;
(2) Power Generation Increases 13.43% in the First Half Year of 2008; and
(3) Resumption of trading in the H Shares of
Huaneng Power International, Inc.

Pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Huaneng Power International, Inc. (the “Company”) issued announcements regarding (1) Estimated Loss in 2008 Interim Results and (2) Power Generation Increases 13.43% in the First Half Year of 2008.

At the request of the Company, trading in the H Shares of the Company on the Stock Exchange of Hong Kong Limited (the “Stock Exchange”) was suspended from 2:31 p.m. on 15 July 2008 pending the publication of this announcement. Application has been made to the Stock Exchange for the resumption of trading of the H Shares of the Company with effect from 9:30 a.m. on 16 July 2008.

(1)           Estimated Loss in 2008 Interim Results

I.           Estimated results for the reporting period

1.	Period to which the estimated results applies: From 1 January 2008 to 30 June 2008;

2.
Estimated results: Based on a preliminary estimate of the Accounts Department of the Company, it is expected that the Company may record an unaudited loss for the period from 1 January 2008 to 30 June 2008;

3.	The estimate results have not been audited nor reviewed by certified public accounts.

II.	Results of the corresponding period last year (Based on the Accounting Standard of the People’s Republic of China)

1.	Net profit attributable to the Company´s shareholders: RMB2,936,589,038;

2.	Earnings per share (based on the net profit attributable to the Company´s shareholders): RMB0.24.

III.           Reasons for the change in the results

The major reason for the estimated loss was due to a substantial increase in prices for coal used in power generation.

V.           Risk Warning

Detailed financial information will be disclosed in the 2008 Interim Report of the Company. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

(2)           Power Generation Increases 13.43% in the First Half Year of 2008

The Company announces its power generation for the first half year of 2008.

Based on the Company’s preliminary statistics, as of 30 June 2008, the Company’s total power generation based on a consolidated basis amounted to 91.448 billion kWh, an increase of 13.43% over the same period last year. The power generation of Yingkou Power Plant, Yuhuan Power Plant, Qinbei Power Plant, Weihai Power Plant, Luohuang Power Plant and Nantong Power Plant increased significantly as compared to the same period last year.

The increase in power generation of the Company’s power plants was mainly attributable to the following reasons:

1.	The newly operating generating units and the newly acquired generating units provided strong support to the growth of the Company’s power generation.

2.
The continued economic growth in the regions where the Company´s power plants are located provided an increase in power demand and room for increasing the power generation of the Company´s power plants.

3.	Renovation arrangements for the Company´s generating units have been optimized, thus facilitating a growth in the Company’s power generation.

The power generation of each of the Company’s power plants in the first half year of 2008 was listed below (in billion kWh):

Power Plant	Power generation in the first half year of 2008	Power generation in the first half year of 2007	Change

Dalian	4.688	5.173	-9.38%
Fuzhou	3.515	3.570	-1.54%
Nantong	4.364	3.843	13.56%
Shangan	3.657	3.434	6.49%
Shanghai Shidongkou Second	3.687	3.582	2.93%
Shantou Coal-fired	3.500	3.178	10.13%
Dandong	2.359	2.477	-4.76%
Nanjing	1.877	1.826	2.79%
Dezhou	6.849	6.122	11.88%
Jining	1.208	1.366	-11.57%
Weihai	2.287	1.961	16.62%
Shanghai Shidongkou First	3.902	3.486	11.93%

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Changxing	0.838	0.789	6.21%
Taicang	5.127	5.097	0.59%
Huaiyin	3.852	4.048	-4.84%
Yushe	2.614	2.893	-9.64%
Qinbei	4.831	3.540	36.47%
Xindian	2.422	2.367	2.32%
Yingkou	5.367	2.429	120.96%
Jinggangshan	1.558	1.631	-4.48%
Yueyang	3.148	3.114	1.09%
Luohuang	6.141	5.389	13.95%
Pingliang	4.128	4.065	1.55%
Shanghai Combined-cycle	0.049	0.093	-47.31%
Yuhuan	8.415	5.145	63.56%
Jinling	1.065	—	—

In the first half year of 2008, the power generation of Tuas Power Ltd. in Singapore amounted to 5.042 billion kWh, representing an increase of 0.21% over the same period last year (i.e. 5.031 billion kWh). Among the power generation of Tuas Power, the power generation attributable to the Company (commencing from 25 March 2008, the date on which the accounts were consolidated) was 2.786 billion kWh.

(3)           Resumption of trading in the Company’s H Shares

At the request of the Company, trading in the H shares of the Company on the Stock Exchange was suspended from 2:31 p.m. on 15 July 2008 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading of H shares with effect from 9:30 a.m. on 16 July 2008.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Huang Yongda
(Non-executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
15 July 2008

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